SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    for the period ended 16 January 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





January 16, 2007

                       BP WILL IMPLEMENT RECOMMENDATIONS
                       OF INDEPENDENT SAFETY REVIEW PANEL

HOUSTON -- BP p.l.c. will implement the recommendations made by an independent safety review panel as part of the company's continuing effort to improve its safety culture and to strengthen and standardize process safety management at BP's five U.S. refineries.

BP already has taken a number of actions which align with the recommendations of the BP US Refineries Independent Safety Review Panel and will, after a more thorough review, develop plans for additional action at its U.S. refineries and for applying lessons learned elsewhere.

In a report made public today, the Panel identified material deficiencies in process safety performance at BP's U.S. refineries and called on BP to give process safety the same priority BP has historically given personal safety and environmental performance. The Panel made recommendations for improving BP's process safety leadership, systems, expertise and oversight of process safety performance.

The Panel, led by former U.S. Secretary of State James A. Baker, III, was appointed by BP Group Chief Executive John Browne in October 2005 on the recommendation of the U.S. Chemical Safety and Hazard Investigation Board (CSB). BP is cooperating with the CSB in its investigation of the March 23, 2005 explosion and fire at the Texas City refinery that claimed the lives of 15 workers and injured many more.

John Browne said: "I want to thank Secretary Baker and the other Panel members for their effort, their insights and their recommendations," Browne said. "We asked for a candid assessment from this diverse group of experts and they delivered one. We will use this report to enhance and continue the substantial effort already underway to improve safety culture and process safety management at our facilities."

The Panel acknowledged the company's efforts stating that "since March of 2005 BP has expressed a major commitment to a far better process safety regime, has committed significant resources and personnel to that end, and has undertaken or announced many measures that could impact process safety performance at BP's five U.S. refineries." The Panel also said that making dramatic change in large companies is difficult in short time frames and that the ultimate effectiveness of the actions taken or planned by BP could only be determined over time.

"Many of the Panel's recommendations are consistent with the findings of our own internal reviews," said Browne. "As a result, we have been in action on many of their recommendations for a year or more. Our progress has been encouraging but there is much more to do. Members of our refining leadership team will be meeting with the Panel within the week to address how best to implement these recommendations.

"I share the Panel's confidence in BP's refining workforce," Browne added. "They are, as the Panel stated, ready, willing and able to participate in a sustained effort to move BP towards process safety excellence. As I told the Panel, I intend to ensure BP becomes an industry leader in process safety management and performance. We will want to do everything possible to prevent another tragedy like the one that occurred at Texas City."

Notes to editors

The full text of the report prepared by the BP US Refineries Independent Safety Review Panel is available at www.bp.com/bakerpanelreport

  - The BP US Refineries Independent Safety Review Panel was established to make a thorough, independent and credible assessment of corporate oversight of safety management systems at the company's five U.S. refineries and of the company's corporate safety culture. The Panel did not investigate the Texas City incident or any other past event.

  - The Panel makes clear in Section 1 that its findings "should not be construed as suggesting or determining that any particular individual, whether a refinery employee or contractor, refinery manager, corporate-level manager or BP board member failed to meet any applicable legal standard, was negligent, otherwise committed a wrongful or tortious conduct, or breached any duties owed to BP, BP's shareholders or anyone else. Any such finding or determination is outside the scope of the Panel's charter. The Panel simply did not seek to develop the type of data and evidence that would be necessary to make such a finding or determination. The Panel observes, however, that during the course of its review, it saw no information to suggest that anyone - from BP's board members to its hourly workers - acted in anything other than good faith."

  - The Panel also says that it is under no illusion that the deficiencies in process safety culture, management, or corporate oversight identified in the report are limited to BP. All companies in the industry should give serious consideration to its recommendations.

  - BP has taken significant action to reduce risk and improve process safety performance at its U.S. refineries and its other facilities around the world. Those actions include:

    - Formation of a senior executive team, which includes several managing directors, to support and oversee process safety, integrity management, and operational integrity initiatives within the company.

    - Creation of a new Safety and Operations function responsible for establishing Group operations and process safety standards and auditing safety and operations performance. The Safety and Operations function reports directly to the Group Chief Executive.

    - The appointment of a new Group Vice President for Refining familiar with the work of the Panel. Cynthia Warner will move into the position effective April 1, 2007 after serving as the company's liaison with the Panel.

    - Significant expansion of the responsibilities and powers of the Chairman and President of BP America to include monitoring BP's U.S. operations to ensure compliance with regulatory requirements and company standards, and to rectify problems when they are identified. Robert A. Malone, a BP Executive Vice President with significant operations experience, was appointed to the post effective July 1, 2006. He reports directly to the Group Chief Executive.

    - Creation of an advisory board to assist BP America management in monitoring and assessing BP's US operations.

    - Appointment of retired federal Judge Stanley Sporkin to act as a channel for receiving, investigating and resolving concerns raised by BP staff and contract workers in the U.S.

    - An increase in spending from $1.2 billion in 2005 to an average of $1.7 billion per year from 2007 to 2010 to improve the integrity and reliability of our refining assets in the United States. This represents an increase in, and an acceleration of, planned spending.

    - Systems to manage process safety at the refineries are undergoing a major upgrade, with some $200 million earmarked to pay for 300 external experts who are conducting comprehensive audits and re-designs, where necessary, of all process safety systems. The new systems are targeted to be installed and working by the end of 2007, a year ahead of the original schedule.

    - Adoption of new corporate standards governing operations integrity management and control of work and the adoption of a new engineering technical practice governing the use of temporary occupied structures in refineries and other facilities.

    - Significant external recruitment across our US refining businesses to increase underlying capability in operations and engineering.

    - Providing focus through the creation of a six point plan, including implementation of the Integrity Management and Control of Work Group Standards.

    - Changes in the way safety audits are conducted and results communicated within the corporation. The company has appointed a central 60-person operations and safety audit team led by an expert recruited from outside the company.

    - Development of metrics as leading indicators of process safety performance.

    - Installation of modern process control systems on major units, the transition to a more powerful maintenance management system, improvements in worker training, and the removal of blow down stacks which vent heavier than air light hydrocarbons to atmosphere.

Other background

  - BP has accepted responsibility for the March 23 explosion at the Texas City refinery and for the management system failures and employee mistakes which contributed to or caused the explosion.

  - The company has set aside $1.6 billion to compensate victims of the explosion and has worked to resolve claims arising from the incident. Settlements have been achieved with the families of every worker who died and with many of the workers who suffered injuries.

  - BP has entered a settlement with the U.S. Occupational Safety and Health Administration resolving more than 300 separate alleged violations of OSHA safety regulations. BP paid a fine of just over $21 million. The company agreed to a number of corrective actions, including the hiring and placement of process safety and organizational experts at the refinery. Under the agreement, BP does not admit the alleged violations or agree with the way OSHA has characterized them.

  - BP continues to cooperate with the CSB, the U.S. Environmental Protection Agency and the Texas Commission on Environmental Quality regarding the Texas City explosion and related concerns.

  - BP has endorsed a CSB recommendation urging the industry to revisit existing standards for the use of temporary buildings inside refineries and other processing plants. BP has established a new standard for its refining operations and plans to share it with others in industry.

For further information contact:

Ronnie Chappell, BP Press Office, Houston:  281-366-5174
BP Press Office, London  +44 (0)207 496 4076

Web cast

http://events.ctn.co.uk/ec/bp/280/client.asp


                                        SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 16 January 2007                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary